Filed by Golden Ocean Group Limited
Commission File No.: 000-29106
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: CMB.TECH NV
Commission File No.: 001-36810

GOGL - Golden Ocean and CMB.TECH - Last Day of Trading in Golden Ocean shares

HAMILTON, Bermuda, 19 August 2025 – Reference is made to the stock exchange announcement on 18 August 2025 by Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) (“Golden Ocean”) relating to the key dates for completion of the merger between Golden Ocean and CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) (the “Merger”).

Subject to timely approval by today’s Special General Meeting in Golden Ocean and completion of the Merger as set out therein, the last day of trading in and listing of the Golden Ocean shares will be today, 19 August 2025.

For further details on the timeline for completion of the Merger, see announcement on 18 August 2025.

About Golden Ocean
Golden Ocean is a Bermuda incorporated shipping company specialising in the transportation of dry bulk cargoes. The Golden Ocean fleet consists of 89 vessels, with an aggregate capacity of approximately 13.5 million deadweight tonnes. Golden Ocean’s ordinary shares are listed on Nasdaq with a secondary listing on the Euronext Oslo Børs under the ticker symbol “GOGL”.

For further queries, please contact:

Peder Simonsen, CEO of Golden Ocean Management AS
Telephone: +47 22 01 73 40

Randi Navdal Bekkelund, CFO of Golden Ocean Management AS
Telephone: +47 22 01 73 40

Disclaimer

Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.
This announcement is not a recommendation in favor of the proposed Merger described herein. In connection with the Merger, CMB.TECH filed with the US Securities and Exchange Commission (the “SEC”)  a registration statement on Form F-4 (the “Registration Statement”) on 1 July 2025 which the SEC declared effective on 16 July 2025. The Registration Statement includes a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH also has filed other relevant documents with the SEC regarding the proposed Merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus and other relevant documents that CMB.TECH files with the SEC at the SEC’s website at www.sec.gov